EXHIBIT 3(i)

ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION

OF

Oncolix, Inc.

The undersigned, being the Chief Executive Officer of Oncolix, Inc., a Florida corporation (“Corporation”), hereby certifies that the following Amendment to the Corporation’s Articles of Incorporation has been adopted by the Shareholders of the Corporation effective June 25, 2018, pursuant to a written action without a meeting of shareholders owning approximately 66% of the voting capital stock of the Corporation dated April 25, 2018 pursuant to Florida Business Corporation Act.

ARTICLE I

Article IV.A. Capital Stock, of the Articles of Incorporation, is amended and restated as follows:

A. COMMON STOCK: The aggregate number of shares of common stock (the “Common Stock”) authorized to be issued by this Corporation shall be 8,000,000,000, with a par value of $0.0001 per share. Each share of issued and outstanding Common Stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the Common Stock, as well as in the net assets of the Corporation upon liquidation or dissolution.

In all other respects, the Articles of Incorporation shall remain as they were prior to this Amendment being adopted.

Date: June 25, 2018

ONCOLIX, INC.

By: /s/ Michael T. Redman

Michael T. Redman

President and Chief Executive Officer